Management Proposal

Shareholders:  The management of Companhia Brasileira de Distribuição presents to the General and Extraordinary Shareholders’ Meeting the 2006 Investment Planproposals:

(a)     The Company intends to invest R$ 935,000,000.00 (nine hundred and thirty and five million of real) in 2006, destined to the opening stores, gas stations, drugstores, site acquisitions, remodeling and maintenance of existing assets.

Management members attending the General Extraordinary Meeting will be entitled to clarify any information requested by the Shareholders, which are convenient and necessary to take their decision. This is the proposal we want to present which we expect to be approved.

São Paulo, March 23, 2006

Management